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Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2002		2001
Earnings before fixed charges:
Income before income taxes, minority interest and equity in Homestore.com	$1,277		$1,172
Plus: Fixed charges	628		696
Less: Equity loss in unconsolidated affiliates	—		(5)
Minority interest	24		33

Earnings available to cover fixed charges	$1,881		$1,840

Fixed charges(a):
Interest, including amortization of deferred financing costs	$538		$631
Minority interest	24		33
Interest portion of rental payment	66		32

Total fixed charges	$628		$696

Ratio of earnings to fixed charges	3.00x	(b)	2.64x	(c)

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	September 30,
	2002	2001
Incurred by the Company's PHH subsidiary	$148	$208
Related to the debt under management and mortgage programs incurred by the Company's car rental subsidiary	158	135
All other	232	288
(b)
Income before income taxes, minority interest and equity in Homestore.com includes other charges of $289 million. Excluding such amounts, the ratio of earnings to fixed charges is 3.46x.

(f)
Income before income taxes, minority interest and equity in Homestore.com includes a net gain on the dispositions of businesses of $435 million, partially offset by other charges of $299 million. Excluding such amounts, the ratio of earnings to fixed charges is 2.45x.

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Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)